

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 23, 2016

<u>Via E-mail</u>
Mr. John E. Geller, Jr.
Chief Financial Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd
Orlando, FL 32821

>   **Re: Marriott Vacations Worldwide Corporation**
>   **Form 10-K for the fiscal year ended January 1, 2016**
>   **Filed February 25, 2016**
>   **File No. 1-35219**
>   **Form 8-K dated February 25, 2016**
>   **Filed February 25, 2016**
>   **File No. 1-35219**

Dear Mr. Geller:

 We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to our comment, we may have additional comments.

<u>Form 8-K dated February 25, 2016</u>

<u>Item 2.02 – Results of Operations and Financial Condition</u>

1.   We note you have presented certain non-GAAP liquidity measures. In future Item 2.02 Form 8-K filings, please present amounts for the three major categories of the statement of cash flows when presenting non-GAAP liquidity measures.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities